

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

October 15, 2008

Mr. Richard L. Songer
President
Sew Cal Logo, Inc.
207 W. 138th Street
Los Angeles, California 90061

> **Re:** **Sew Cal Logo, Inc.**
> **Form 10-KSB/A for the fiscal year ended August 31, 2006**
> **Filed December 19, 2006**
> **Form 10-QSB for the quarter ended February 28, 2007**
> **Filed April 16, 2007**
> **Form 10-QSB for the quarter ended May 31, 2007**
> **Filed July 20, 2007**
> **File No. 333-113223**

Dear Mr. Songer:

We issued comments to you on the above captioned filings on November 15, 2007. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by October 29, 2008, to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by October 29, 2008**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

       Please contact Scott Stringer at 202-551-3272 or Donna Di Silvio at (202) 551-3202 if you have any questions.

Sincerely,

Andrew Mew
Accounting Branch Chief